

June 22, 2010

Mr. Kent W. Stanger
Chief Financial Officer
Merit Medical Systems, Inc.
1600 West Merit Parkway
South Jordan, Utah 84095

  Re: Merit Medical Systems, Inc.
    Form 10-K for the Fiscal Year Ended December 31, 2009
    Filed March 10, 2010
    File No. 000-18592

Dear Mr. Stanger:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

1.   We noted your inventory balances represent approximately 52% of current assets at December 31, 2009 and that inventories have increased significantly from $38 million at December 31, 2008 up to $47 million at December 31, 2009. We also noted that while your sales have also increased, they have not increased as significantly as your inventory levels over the past several years. Please revise future filings to explain significant changes and fluctuations in financial statement line items, such as the significant increase in inventory levels, as follows:

- Explain the underlying reason for the significant increase in inventory; for example, explain if the increase is particularly related to a certain product and management's reason for obtaining and maintaining increased inventory levels.
- Revise your liquidity discussion to address the significant cash outflow related to inventory. We particularly noted that the cash outflow related to inventory was a significant cash flow from operating activities in 2009 and 2008 but do not see where you addressed this as part of your liquidity discussion. We noted only an outdated discussion regarding the "increase in working capital for 2007 over 2006 was primarily the result of an increase in cash net of the reduction in inventories as you focused on improving your inventory turns." We refer you to Section IV.B of SEC Release 33-8350.
- Enhance your related critical accounting policy disclosures regarding your inventory obsolescence reserve to provide greater insight into the quality and variability of information. Explain more specifically how you arrive at your estimated inventory reserve, how accurate your estimates have been in the past, how your estimates and assumptions have changed during recent periods, etc. We refer you to Section V of SEC Release 33-8350.

Please provide us with examples of your enhanced disclosures so we may better understand the significant increase.

Financial Statements, page 25

Note 2. Acquisitions, page 36

2.   We see that you entered into an "asset purchase agreement" with Hatch on June 2, 2009 and paid a total of $21 million as of December 31, 2009, the entire amount of which you allocated to intangible assets and goodwill. Please respond to the following:

- Please clarify if the $21 million paid constitutes the total purchase price and whether you have paid additional amounts in 2010 or may be required to pay more at a future date,

- Please tell us more about how you accounted for the referenced transaction and clarify why you recorded goodwill in conjunction with an asset purchase. We refer you to FASB ASC 805-50-30-3 (paragraph D6 of SFAS 141R).
- Clarify for us why you believe the assets and liabilities acquired constitute a business or the referenced transaction was, in fact, an asset purchase.
- Cite the applicable U.S. GAAP literature upon which you based your accounting as part of your response.

Item 11. Executive Compensation, page 56

3.   In connection with our review of your Part III information, we note the disclosure under the section "Base Salary" on page 11 of your proxy statement that you have incorporated by reference that the compensation committee considered certain "criteria" and "individual performance." In future filings, describe the specific criteria and performance taken into account in setting base salary and, if applicable, why the base salaries varied among your named executive officers.

4.   In our review of your Part III information, we note that you have not disclosed the "goals" mentioned in the sixth paragraph under the section "Annual Incentive Cash Bonuses" on page 12 of your proxy statement. In future filings, provide more specific disclosure of the nature of the goals without disclosing information that is appropriate for confidential treatment. To the extent you believe disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed explanation supporting your conclusion. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. To the extent that it is appropriate to omit specific goals, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the goals and increased shareholder value, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

5.   In connection with our review of your Part III information, we note from your disclosure under the section "Long-Term Incentive Compensation" on page 13 of your proxy statement that you granted stock options to your named executive officers. In future filings, please include analysis and insight into how your compensation committee made its compensation determination with respect to each named executive officer. For example, discuss and analyze how the compensation committee determined the actual number of stock options that were awarded to your named executive officers and, if applicable, why those awards varied among your named executive officers.

Item 13. Certain Relationships and Related Party Transactions, page 56

6.   In future filings, provide the disclosure required by Item 404(b) of Regulation S-K. It does not appear that the disclosure under the section "Related Parties" on page 25 of your proxy statement mentioned your policies and procedures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3603 if you have any questions regarding comments on the financial statements and related matters. Please contact Tom Jones, Staff Attorney, at (202) 551-3602 or Tim Buchmiller, Reviewing Attorney, at (202) 551-3635 if you have questions on any other comments. In this regard, do not hesitate to contact Jeff Jaramillo, Accounting Branch Chief, at (202) 551-3212.

                                        Sincerely,

                                        Jay Webb
                                        Reviewing Accountant